ITEM 77 C

Flaherty & Crumrine Preferred Income Fund Incorporated

Meeting of Shareholders

On April 20, 2016, the Fund held its Annual Meeting of
Shareholders for the purpose of electing Directors of the Fund.
The proposal was approved by the shareholders and the results of the voting are as follows:


Name                   For            Withheld
R. Eric Chadwick   8,824,283.547       252,736

Morgan Gust        8,820,182.547       256,837

Ms. Karen Hogan and Messrs. David Gale and Robert F. Wulf continue to serve in their capacities as Directors of the Fund.